UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Wipro Limited

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Karnataka, India

(Jurisdiction of Subject Company’s Incorporation or Organization)

Wipro Limited

(Name of Person(s) Furnishing Form)

American Depositary Shares, each represented by one

Equity Share, par value Rs. 2 per share.

(Title of Class of Subject Securities)

97651M109

(CUSIP Number of Class of Securities (if applicable))

M Sanaulla Khan, Senior Vice President & Company Secretary

Doddakannelli

Sarjapur Road

Bengaluru, Karnataka 560035, India +91-80-2844-0011

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Lianna Whittleton

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 849-3060

To be determined.

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibits:

99.1	Notice to Holders of American Depositary Shares

99.2	Tax Disclosures and Limitations of Liability for Holders of American Depository Shares

99.3	Notice regarding availability of informational materials for holders of American Depositary Shares

Item 2. Informational Legends

(1)	Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Wipro Limited is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WIPRO LIMITED

By:	/s/ M Sanaulla Khan
	Name:	M Sanaulla Khan
	Title:	Senior Vice President & Company Secretary

Date: April 22, 2026